                                                --------------------------------
                                                / OMB APPROVAL                 /
                                                --------------------------------
                                                / OMB Number:   3235-0167      /
                                                / Expires:  October 31, 2001   /
                                                / Estimated average burden     /
                                                / hours per form ....... 1.50  /
                                                 -------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                                Commission File Number   1-13832
                                                                      ----------

Terra Nova (Bermuda) Holdings LTD.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

Richmond House, 12 Par-la-Ville Road, Hamilton HM08, Bermuda, (441) 292-7731
--------------------------------------------------------------------------------
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Shares, par value $5.80
--------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

7.2% Senior Notes due 2007; 7.0% Senior Notes due 2008
--------------------------------------------------------------------------------
(Title of all other classes of securities for which a duty to file reports under
                        Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(i)  [_]
               Rule 12g-4(a)(1)(ii) [_]            Rule 12h-3(b)(1)(ii) [_]
               Rule 12g-4(a)(2)(i)  [_]            Rule 12h-3(b)(2)(i)  [_]
               Rule 12g-4(a)(2)(ii) [_]            Rule 12h-3(b)(2)(ii) [_]
                                                   Rule 15d-6           [_]


     Approximate number of holders of record as of the certification or notice
date:        1
     ------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, Terra Nova (Bermuda) Holdings LTD. has caused his certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  March 31, 2000                   By:  /s/ Nigel Rogers
     ---------------------------------     -------------------------------------
                                           Nigel Rogers - President and Chief
                                           Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


SEC 2069 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.